                                  Exhibit 99.1

                            JOINT FILER INFORMATION

Friedman Fleischer & Lowe Capital Partners II, L.P., Friedman Fleischer & Lowe
Parallel Fund II, L.P., and FFL Executive Partners II, L.P. (collectively, the
"FFL Funds"), are controlled by Friedman Fleischer & Lowe GP II, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP II, LLC, its general partner. Friedman Fleischer & Lowe GP II, LLC is controlled by Tully
M. Friedman and  Spencer C. Fleischer, its two managing members. Accordingly,
Friedman Fleischer & Lowe GP II, L.P., Friedman Fleischer & Lowe GP II, LLC and
Messrs. Friedman and Fleischer  (the "FFL Related Parties") may be deemed to beneficially own the shares owned by the FFL Funds. Each FFL Related Party expressly disclaims beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such FFL Related Party does not have a pecuniary interest. Investment, disposition and voting decisions with respect to shares held by the FFL Funds are made by an investment committee of certain limited partners of Friedman Fleischer & Lowe GP II, L.P., currently consisting of seven individuals (the "Investment Committee"). All members of the Investment
Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such members do not have a pecuniary interest. The address of each of the entities and persons identified in this Exhibit 99.1 is c/o FFL Partners, LLC, One Maritime Plaza, Ste. 2200,
San Francisco, CA 94111.